Exhibit 99.12

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AMENDED AND RESTATED

LICENSE AGREEMENT

MGH Agreement No. 2020-1109

This Amended and Restated License Agreement (“A&R Agreement”) is made as of the 3rd day of February, 2020 (“Effective Date”), between Theratechnologies Inc., a Québec company, having a principal place of business at 2015 Peel Street, 11th Floor, in the City of Montréal, Province of Québec, H3A 1T8, Canada (“Company”) and The General Hospital Corporation, d/b/a Massachusetts General Hospital, a not-for-profit Massachusetts corporation, with a principal place of business at 55 Fruit Street, Boston, Massachusetts 02114 (“Institution”), each referred to herein individually as a (“Party”) and, collectively, as the (“Parties”).

RECITALS

Institution and Company entered into a Research Material Transfer Agreement effective on June 4, 2015 and amended on August 2, 2017 (“MTA”; MGH Agreement No. 2014D006969) whereby Company supplied its approved proprietary drug, tesamorelin, and placebo, to Institution for use in a human research study funded by the National Institutes of Health, a federal agency of the United States government, and conducted at Institution through and under the direction of Dr. Steven Grinspoon (the “Principal Investigator”) entitled, “Tesamorelin effects on liver fat and histology in HIV: A collaborative UO1 grant” (the “Study”);

Institution and Company previously entered into a License Agreement effective on June 4, 2015 (“Original Agreement”; MGH Agreement No. 2020-0378), whereby Institution licensed all Proprietary Rights (as defined below) to Company that were developed in the performance of the Study (both as defined below);

Institution, through research conducted by its Principal Investigator in the Study, developed certain Patent Rights and Technological Information (both as defined below) related to the use of tesamorelin in patients with fatty liver disease and infected with the human immunodeficiency virus (“HIV”) and became the owner of such Patent Rights;

Company intends to pursue the development of tesamorelin in a Pivotal Clinical Trial (defined below) for the treatment of fatty liver disease in the HIV-patient population and using the Patent Rights developed by Hospital;

Institution, through its Principal Investigator, has agreed to provide Company with additional Technological Information (listed in Appendix B) pertaining to the design of a Pivotal Clinical Trial (defined below) testing the efficacy of tesamorelin as a treatment for fatty liver disease(s) such as NAFLD and NASH (defined below) in patients infected with HIV in order to expand the FDA-approved indication of tesamorelin for this patient population.

Institution and Company have entered into an Institutional Consulting Agreement effective on February 3, 2020 (“Consulting Agreement”; MGH Agreement No. 2019) in which Principal Investigator shall provide to Company expertise and assistance on current developments regarding HIV disease and its treatments, as well as potential relevant designs for future studies using tesamorelin; and

The Parties desire to amend and restate the Original Agreement with this A&R Agreement further to discussions held between them;

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For good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.  CERTAIN DEFINITIONS

The following terms shall have the meanings ascribed to them in this A&R Agreement, unless the context requires otherwise.

1.1

“Affiliate”, with respect to either Party, shall mean any corporation or other legal entity other than that of a Party in whatever country organized, controlling, controlled by or under common control with that Party. The term “control” shall mean the power, direct or indirect, to elect or appoint more than fifty percent (50%) of the directors or trustees, or to cause direction of management and policies, whether through the ownership of voting securities, by contract or otherwise.

1.2	“Business Day” shall mean any day of a calendar year other than a Saturday, Sunday and a statutory civil holiday in the province of Québec and in the State of Massachusetts.

1.3

“Claim” shall mean any pending or unexpired issued claim of any Patent Right that has not been permanently revoked, nor held unenforceable or invalid by a decision of a court or other Governmental Body of competent jurisdiction that is unappealable or unappealed in the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue, reexamination or disclaimer or otherwise.

1.4	“Clinical Milestone” shall have the meaning ascribed thereto in Section 3.1.

1.5	“Clinical Milestone Payment” shall have the meaning ascribed thereto in Section 3.1.

1.6

“Company’s Fiscal Year” shall mean the fiscal year of Company which is currently from December 1st of a calendar year to November 30th (inclusively) of the ensuing calendar year, as may be amended from time to time.

1.7

“Confidential Information” shall mean any information, including but not limited to, intellectual property, technologies, clinical development plans, including the development of the Study Drug for the treatment of fatty liver disease in the HIV and non-HIV patient populations and the Technological Information, know-how, business plans, data, results, commercial information, trade secrets, and other business, financial, commercial or technical information disclosed by one Party to the other Party in connection with the terms of the A&R Agreement. Institution’s Confidential Information shall also include all information disclosed by Institution to Company in connection with the Patent Rights.

1.8	“Demand” shall have the meaning ascribed thereto in Section 8.1.

1.9	“Distributor” shall mean any Third Party entity to whom Company, Company Affiliate, or a Sublicensee has granted, express or implied, the right to distribute any Product pursuant to Section 2.1(b).

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1.10	“EMA” shall mean the European Medicines Agency and any successor thereto.

1.11	“FDA” shall mean the United States Food and Drug Administration, and any successor thereto.

1.12

“Governmental Body” shall mean any (a) nation, principality, state, commonwealth, province, territory, municipality, district or other jurisdiction or any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal; (d) multi-national or supranational organization or body; or (e) individual, entity, or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority.

1.13	“Institution Indemnities” shall have the meaning ascribed thereto in Section 10.1(a).

1.14

“Invention” shall mean all inventions, discoveries and improvements licensed, conceived, generated or reduced to practice by Institution, the Principal Investigator or someone under Institution or Principal Investigator’s supervision as a result of the performance of the Study using the Study Drug that are solely and jointly owned by Institution.

1.15

“Label Expansion” shall mean the first date of regulatory approval, including conditional approval, of the Product by the FDA and/or the EMA, as applicable, for the treatment of any fatty liver disease, including NASH and NAFLD, in HIV-infected patients.

1.16	“Law” or “Laws” shall mean all laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law of any applicable Governmental Body.

1.17	“License Field” shall mean all uses of the Proprietary Rights for treatment of diseases in humans or animals.

1.18	“License Territory” shall mean worldwide.

1.19	“Loss” or “Losses” shall have the meaning ascribed in Section 8.1(a).

1.20	“Market Exclusivity” shall mean orphan designated drug, Hatch-Waxman or any other statutory or regulatory exclusivity covering the Product.

1.21	“NAFLD” shall mean non-alcoholic fatty liver disease.

1.22	“NASH” shall mean non-alcoholic steatohepatitis.

1.23	“Net Sales” shall be calculated as [REDACTED: Method of Calculation].

1.24	“Patent Rights” shall mean Institution’s rights in [REDACTED: List of patents/patent

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applications].

1.25

“Pivotal Clinical Trial” shall mean an adequate and well-controlled human clinical study of the Product or Process, as outlined under 21 C.F.R §314.126 or its foreign equivalent, the results of which are intended to form the basis for regulatory approval. For avoidance of doubt, a clinical trial that meets the foregoing criteria shall be deemed a Pivotal Clinical Trial regardless of whether it is characterized as a “Phase 2b”, or “Phase 2b/3”, or “Phase 3”.

1.26

“Process” shall mean any process, method or service, the use or performance of which, in whole or in part, absent the license granted hereunder would infringe, or is covered by, one or more Claims of Patent Rights.

1.27

“Product” shall mean (i) any pharmaceutical product containing or comprising the Study Drug, including any dosage, derivative, formulation or presentation thereof, and associated drug device therefor, used for the treatment of patients; or (ii) any article, device or composition, the manufacture, use, or sale of which, in whole or in part, absent the license granted hereunder would infringe, or is covered by, one or more Claims of the Patent Rights.

1.28	“Proprietary Rights” shall mean all of the rights owned, or to be owned by Institution, including Patent Rights, Inventions, Study Data and Processes generated in the performance of the Study.

1.29	“Regulatory Milestone” shall have the meaning ascribed thereto in Section 3.1.

1.30	“Regulatory Milestone Payment” shall have the meaning ascribed thereto in Section 3.1.

1.31	“Royalty Payments” shall have the meaning ascribed in Section 3.2.

1.32

“Sell” (and “Sale” and “Sold” as the case may be) shall mean to sell or have sold, to lease or have leased, to import or have imported or otherwise to transfer or have transferred any Product for valuable consideration (in the form of cash or otherwise), and further in the case of a Process to use or perform such Process for the benefit of a Third Party. The term “Sell” (and “Sale” and “Sold”, as the case may be) shall not include the transfer, use or disposition of a Product or Process at no cost to a Third Party pursuant to (a) clinical trials, research collaborations, regulatory, or governmental purposes, and (b) compassionate use programs. Hospital shall not construe such transfers as “in kind” benefits or compensation.

1.33	“Study Data” shall mean all data, unpublished results, and case reports forms generated during the Study using the Study Drug and all rights of Institution in such Study Data.

1.34	“Study Drug” shall mean Company’s approved proprietary drug, tesamorelin, or any analog, derivative, or new formulation thereof.

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1.35

“Sublicensee” shall mean any Third Party sublicensee of the rights granted to Company under Section 2.1(a)(ii). For the purpose of this A&R Agreement, a distributor of a product or process shall not be included in the definition of Sublicensee unless such Distributor (i) is granted any right to make, have made, use or have used Products or Processes in accordance with Section 2.1(b), or (ii) has agreed to pay Company or its Affiliates milestones and/or royalties on such Distributor’s sales of Products or Processes, in which case such Distributor shall be a Sublicensee for all purposes of this A&R Agreement.

1.36

“Technological Information” shall mean the Study Data provided to Company under the Original Agreement, as well as additional research data, designs, formulae, process information and other information created by Principal Investigator, or their successor, at Institution and which is provided to Company pursuant to (i) the upcoming Pivotal Clinical Trial supporting Label Expansion of the Product, or (ii) the invention(s) claimed in the Patent Rights for which Institution or the Principal Investigator (or its successor) reasonably believes is necessary in order for Company to utilize the licenses granted hereunder, both (i) and (ii) as further described in Exhibit “B”.

1.37	“Term” shall have the meaning ascribed thereto in Section 10 hereof.

1.38	“Third Party” shall mean any legal entity other than Company, Institution or Affiliate of either of them.

1.39

“Type C Meeting” shall mean a type C meeting, including face-to-face, by teleconference, or video conference, within the meaning of the “Guidance for Industry, Formal Meetings between the FDA and Sponsors or Applicants” as published by the U.S. Department of Health and Human Services of the FDA, May 2009, Revision 1, and the equivalent thereof in the European Union.

2.  LICENSE

2.1	Grant of License.

(a)

Subject to the terms of this A&R Agreement and Institution’s rights in the Patent Rights and the rights retained by Institution pursuant to Section 2.3, Institution hereby grants to Company in the License Field in the License Territory:

(i)	an exclusive, royalty-bearing license under Institution’s rights in the Proprietary Rights to develop, make, have made, use, have used, Sell and have Sold any Product or Process;

(ii)

the right to grant sublicenses under the rights granted in Section 2.1(a)(i) to Sublicensees, provided that in each case Company shall be responsible for the performance of any obligations of Sublicensees relevant to this A&R Agreement as if such performance were carried out by Company itself, including without limitation, the payment of any royalties or other payments provided for hereunder, regardless of whether the terms of any sublicense

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provide for such amounts to be paid by the Sublicensee directly to Institution; and

(iii)	the exclusive right to use the Technological Information for the Label Expansion of the Study Drug in accordance with this A&R Agreement and/or under the MTA.

(b)

The licenses granted in Section 2.1(a) above include the right to grant to the purchaser of any Product or Process from Company, Affiliates and Sublicensees, the right to use such purchased Product or Process in a method coming within the scope of the Patent Rights; and the right to grant a Distributor the right to Sell (but not to make, have made, use or have used) such Products and/or Processes for or on behalf of Company, its Affiliates, and Sublicensees in a manner consistent with this A&R Agreement.

(c)

The foregoing license grant shall include the grant of said license to any Affiliate of Company, provided that such Affiliate shall assume the same obligations as those of Company and be subject to the same terms and conditions hereunder and further provided that Company shall be responsible for the performance by said Affiliate of said obligations and for compliance by said Affiliate with said terms and conditions.

2.2

Sublicenses. All sublicenses granted hereunder shall be consistent with and comply with all the terms of this A&R Agreement, shall incorporate terms and conditions sufficient to enable Company to comply with this A&R Agreement. Any further sublicense by a Sublicensee shall not be prohibited. Company shall provide to Institution a fully signed, non-redacted copy of all sublicense agreements and amendments thereto that provide a Sublicensee with the right to Sell the Product, including all exhibits, attachments and related documents, within [REDACTED: Time Period] of executing the same. Upon termination of this A&R Agreement or any license granted hereunder for any reason, any sublicenses shall be addressed in accordance with Section 10.7. Any sublicense which is not in accordance with the forgoing provisions shall be null and void.

2.3	Retained Rights; Requirements. Any and all licenses granted hereunder are subject to:

(a)

Institution’s and Institution’s Affiliates’ right to use the subject matter described and/or claimed in the Patent Rights for non-commercial research and educational purposes; provided, however, that any Invention not forming part of the Patent Rights be forthwith disclosed to Company and that such Invention be dealt with pursuant to the terms of Sections 5 hereof;

(b)	Institution’s and Institution’s Affiliates’ right to use the subject matter described in Technological Information for research and educational purposes only;

(c)	for Patent Rights and Technological Information supported by federal funding, the rights, conditions and limitations imposed by U.S. law (see 35 U.S.C. § 202 et seq.

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and regulations pertaining thereto); and

(d)	Institution’s right to protect Patent Rights under Section 6.2 of this A&R Agreement.

2.4

No Additional Rights. It is understood that nothing in this A&R Agreement shall be construed to grant Company a license express or implied under any patent owned solely or jointly by Institution other than on the Patent Rights licensed hereunder.

2.5

Institution Transferring Its Interest. Company shall have the right of first refusal should Institution desire to Sell or assign its ownership interest in a Proprietary Right. Should Company desire to exercise its option, the consideration shall be one dollar ($1.00), and Company shall exercise its option within [REDACTED: Time Period] of receiving written notice of Institution’s desire to Sell or assign the Proprietary Rights.

3.  PAYMENTS AND ROYALTIES

3.1	Milestone Payments. Company shall pay Institution milestone payments totaling [REDACTED: Amount], as detailed below.

Clinical Development Milestones. Company shall pay Institution [REDACTED: Amount] in three (3) equal installments upon occurrence of each of the following clinical development milestones (each, a “Clinical Milestone”, and each such amount, a “Clinical Milestone Payment”):

(a)	[REDACTED: Amount] upon public announcement by Company of the launch of a Pivotal Clinical Trial seeking Label Expansion of the Product following a Type C Meeting;

(b)	[REDACTED: Amount] upon the first patient dosed with the Product in a Pivotal Clinical Trial seeking the Label Expansion; and

(c)	[REDACTED: Amount] following the last visit of the last patient enrolled in the Pivotal Clinical Trial seeking the Label Expansion.

Regulatory Approval Milestones. Company shall pay Institution an aggregate fee of [REDACTED: Amount] in three (3) equal installments upon the first occurrence of each of the following regulatory approval milestones for the Product (each, a “Regulatory Milestone”, and each such amount, a “Regulatory Milestone Payment”):

(d)	[REDACTED: Amount] upon achieving Label Expansion of the Product by either the FDA and/or the EMA (the first to occur);

(e)	[REDACTED: Amount] one (1) year following Label Expansion of the Product by either the FDA and/or the EMA (the first to have occurred); and

(f)	[REDACTED: Amount] two (2) years following Label Expansion of the Product by either the FDA and/or the EMA (the first to have occurred).

For the avoidance of doubt, each Regulatory Milestone shall only be paid once upon the first of the EMA or the FDA to approve the Label Expansion of the Product.

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3.2

Royalty Payments. Upon Label Expansion of the Product, Company shall pay Institution a royalty of [REDACTED: Amount] on the portion of Net Sales of the Product that exceeds [REDACTED: Amount] during Company’s Fiscal Year that was Sold by Company, its Affiliates, or Sublicensees (the “Royalty Payments”).

(a)

Company’s obligation to pay royalties shall commence upon achieving Label Expansion of the Product and shall continue until the later of: (a) the date on which there ceases to be Patent Rights on the Product; (b) the expiration of all applicable periods of Market Exclusivity; and (c) ten (10) years after Label Expansion of the Product, as applicable.

(b)

In Company’s Fiscal Year during which Label Expansion is obtained, the Royalty Payments shall be computed on Net Sales of the Product Sold by Company, its Affiliates, or Sublicensees (i) between the date of Label Expansion and the end of Company’s Fiscal Year (inclusively), and (ii) on Net Sales of Product exceeding [REDACTED: Amount]. For each subsequent year, Royalty Payments shall be computed on Net Sales of the Product sold by Company, its Affiliates, or Sublicensees that exceed [REDACTED: Amount] during Company’s Fiscal Year. By way of example, if Label Expansion of the Product is obtained on October 1, 2022 and Company, its Affiliates, or Sublicensees have Sold [REDACTED: Computation of Royalty].

(c)

In the event that the Product is no longer covered by Patent Rights in a given country, Company shall be entitled to reduce the royalty rate due to Institution in such country, as provided above, by [REDACTED: Amount] until the later of: (a) ten (10) years after Label Expansion is achieved; or (b) the expiration of all applicable periods of Market Exclusivity covering the Product in such country.

3.3

Payments. The Clinical Milestone Payments and the Regulatory Milestone Payments shall be made within [REDACTED: Time Period] after receipt from Institution of an invoice for the achievement of each Clinical Milestone and Regulatory Milestone. The Royalty Payments shall be made within [REDACTED: Time Period] after delivery of the Sales Report to Institution pursuant to Section 4.3. Payments shall be drawn on a United States bank and shall be payable in United States dollars. Each payment shall reference this A&R Agreement, Agreement Number 2020-1109, and identify the obligation under this A&R Agreement that the payment satisfies. Conversion of foreign currency to U.S. dollars shall be made at the conversion rate existing in the United States, as reported in The Wall Street Journal, over the Company’s Fiscal Year using the average conversion rate for that period. Subject to applicable Laws and except as permitted in the definition of Net Sales, such payments shall be without deduction of exchange, collection or other charges. For the avoidance of doubt, Company shall have no obligation to gross-up the amount of any payment to be made thereunder if the Laws applicable to such payment require Company to withhold money on such payment and remit any amount to a Governmental Body.

Checks for all payments due to the Institution under this A&R Agreement shall be made payable to “The General Hospital Corporation” and addressed as set forth below:

Massachusetts General Hospital

[REDACTED: Address]

Payments via wire transfer should be made as follows:

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[REDACTED: Wire Instructions]

3.4

Overdue Payments. The payments due under this A&R Agreement shall, if overdue, bear interest beginning on the first day following their due dates at a per annum rate equal to the [REDACTED: Time Period] United States prime rate in effect on the due date as reported by The Wall Street Journal, such interest rate being compounded until payment is made, not to exceed the maximum permitted by Law. Any such overdue payments when made shall be accompanied by all interest so accrued. Said interest and the payment and acceptance thereof shall not preclude Institution from exercising any other rights it may have as a consequence of the lateness of any payment.

4.  REPORTS AND RECORDS

4.1

Notice. Company shall promptly notify Institution in writing upon the occurrence of any Clinical Milestone and any Regulatory Milestone, as well as any Label Expansion within [REDACTED: Time Period] after occurrence thereof.

4.2

Sales Reports. In Company’s Fiscal Year in which Royalty Payments are due, Company shall deliver reports to Institution within [REDACTED: Time Period] following each Company’s Fiscal Year. Each report under this Section 4.2 shall have substantially the format outlined in Exhibit “C”, shall be certified as correct by an officer of the Company and shall contain at least the following information as may be pertinent to a royalty accounting hereunder for the immediately preceding Company’s Fiscal Year:

[REDACTED: Content of Certification]

If no amounts are due to Institution for any Reporting Period, the report shall so state. The information contained in such report shall be Confidential Information of Company and shall be treated as such pursuant to the terms of Section 7 herein.

4.3

Audit Rights. Company shall maintain and shall cause each of its Affiliates and Sublicensees to maintain, complete and accurate records relating to the rights and obligations under this A&R Agreement and any amounts payable to Institution in relation to this A&R Agreement, which records shall contain sufficient information to permit Institution and its representatives to confirm the accuracy of any payments and reports delivered to Institution and compliance in all other respects with this A&R Agreement. Company shall retain and make available, and shall cause each of its Affiliates and Sublicensees to retain and make available, such records for at least [REDACTED: Time Period] following the end of Company’s Fiscal Year to which they pertain, to Institution and/or its representatives and upon at least [REDACTED: Time Period] advance written notice, for inspection during normal business hours, to verify any reports and payments made and/or compliance in other respects under this Agreement. Any audit conducted by a Third Party on behalf of Institution pursuant to this Section shall be subject to such Third Party entering into a non-disclosure agreement with Company upon terms and conditions mutually satisfactory to Company and such Third Party. If any examination conducted by Institution or its representatives pursuant to the provisions of this Section 4.3 show an underreporting or underpayment of [REDACTED: Threshold percentage] or more in any payment due to Institution hereunder, Company shall bear the full cost of such audit and shall remit any amounts due to Institution (including interest due in accordance with Section 3.4 within [REDACTED: Time Period] of receiving notice thereof from Institution.

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5.  PATENT PROSECUTION AND MAINTENANCE

5.1

Patent Prosecution. Company shall be responsible for the preparation, filing, prosecution, issuance, and maintenance of all Patent Rights licensed to Company under this A&R Agreement in any country of its choice and for which Company chooses to file Patent Rights. Company will pay for all costs and expenses related thereto. Institution and Company agree to cooperate and sign all documents as requested for any patent filing, prosecution, issuance, maintenance of Patent Rights and, if applicable, surrendering Patent Rights under Section 5.3

5.2

Copies of Documents. With respect to any Patent Right licensed hereunder, Company shall instruct patent counsel prosecuting such Patent Right to (i) copy Institution on patent prosecution documents that are received from or filed with any government patent and trademark office; (ii) provide Institution with copies of draft submissions to any government patent and trademark office prior to filing; and (iii) give consideration to the comments and requests of Institution and its patent counsel. Institution hereby undertakes to provide comments to Company within [REDACTED: Time Period] of receipt of all draft submissions. If Institution does not provide comments to Company within such [REDACTED: Time Period] period, Institution shall be deemed to have waived its right to comment on the draft submission received and Company shall be free to file such draft submission with any amendment it deems appropriate.

5.3

Company’s Election Not to Proceed. Company may elect to surrender any patent or patent application under this A&R Agreement in any country where such patent was issued or patent application filed upon [REDACTED: Time Period] advance written notice to Institution. Such U.S. or foreign patent or patent application shall thereupon cease to be a Patent Right licensed hereunder. Company shall have no further rights in such patent or patent application, and Institution shall have the right but not the obligation to continue maintenance and/or prosecution of such patent or patent application and shall be responsible for all subsequent costs and expenses relating to such patent or patent application. Institution shall then be free to license its rights to that particular U.S. or foreign patent or patent application to any other party on any terms without accounting to Company.

5.4

Confidentiality of Prosecution Information. Each Party agrees to treat all information related to prosecution and maintenance of Patent Rights as Confidential Information in accordance with the provisions of Section 7.

6.  INFRINGEMENT

6.1

Company Right to Prosecute. Company shall have the first right to protect the Patent Rights from infringement and prosecute infringers; Institution shall have the second right. Company shall supply to Institution written evidence demonstrating to Institution’s reasonable satisfaction prima facie infringement of a Patent Right by a Third Party which poses a material threat to Company’s rights under this A&R Agreement. Company shall provide notice to Institution within [REDACTED: Time Period] after providing its written evidence notice above regarding its intent to prosecute the alleged infringement. Before commencing such action, however, Company shall consult with Institution and consider Institution’s comments regarding the proposed action. Company shall indemnify and hold Institution harmless from all costs, expenses, and liabilities that

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Institution incurs in connection with such action, regardless of whether Institution is a party-plaintiff, except for the expense of any independent counsel retained by Institution in accordance with Section 6.5 below.

6.2

Institution’s Right to Prosecute. In the event Company notifies Institution that Company does not intend to prosecute infringement of the Patent Rights under Section 6.1, Institution may, upon notice to Company, initiate legal proceedings against the infringer at Institution’s expense. Before commencing such action, Institution and, as applicable, any Affiliate, shall consult with Company, and shall consider Company’s comments regarding the proposed action. Institution shall indemnify and hold Company harmless from all costs, expenses and liabilities that Company incurs in connection with such action, regardless of whether Company is a party-plaintiff, except for the expense of any independent counsel retained by Company in accordance with Section 6.5 below.

6.3

Assignment of Patent Right. If Company elects to commence an action as described in Section 6.1 above, Institution shall have the option to permit such action to be brought in its name and to be joined as a party-plaintiff if so required by Law, or to assign to Company all of Institution’s right, title and interest in and to the Patent Right which is the subject of such action, subject to all of Institution’s obligations to the Governmental Body under Law. If Institution makes such an assignment, such action by Company shall thereafter be brought or continued without Institution as a party; provided however, that Company shall continue to meet all of its obligations under this A&R Agreement as if the assigned Patent Rights were still licensed to Company hereunder.

6.4

Settlement. Neither Company nor Institution shall enter into any settlement, consent, judgment or other voluntary final disposition of any infringement action of the Patent Rights without the prior written consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned.

6.5

Cooperation. Each Party agrees to cooperate reasonably in any action under this Section 6 which is controlled by the other Party, provided that the controlling Party reimburses the cooperating Party for any costs and expenses incurred by the cooperating Party in connection with providing such assistance, except for the expense of any independent counsel retained by a cooperating Party in accordance with this Section 6.5. Such controlling Party shall keep the cooperating Party informed of the progress of such proceedings. The expense of independent counsel retained by the cooperating Party shall be the cooperating Party’s responsibility. However, the expenses of the cooperating Party’s independent counsel shall be offset against any damages received by the Party bringing suit in accordance with Section 6.6.

6.6

Recovery. Any award paid by Third Parties as the result of such proceedings (whether by way of settlement or otherwise) shall first be applied to reimbursement of the unreimbursed Third Party legal fees and expenses incurred by either Party and then the remainder shall be divided between the Parties in the order that follows:

(a)	Company shall receive an amount equal to its lost profits or a reasonable royalty on the infringing sales, or whichever measure of damages the court shall have applied;

(b)	Institution shall receive an amount equal to the royalties and other amounts that Company would have paid to Institution if Company had Sold the infringing Products rather than the infringer; and

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(c)	The balance, if any, shall be allocated to the Party that brought the lawsuit forward.

7.  CONFIDENTIALITY

7.1

Confidential Information disclosed by one Party (each a “Discloser” as applicable) to the other Party (each a “Recipient” as applicable) in connection with the terms of this A&R Agreement shall be treated in accordance with this Section 7. Each Party agrees to safeguard the Confidential Information of the other Party with at least the degree of care normally afforded to its own Confidential Information.

7.2

Permitted Purpose. Recipient shall have the right to, and agrees that it will use Discloser’s Confidential Information solely for the purpose of executing and performing the obligations and undertakings contained herein (the “Purpose”).

7.3	Exclusions. Confidential Information shall not include any information to the extent that the information:

(a)	is published, in the public domain or becomes publicly available through no fault of any employee, agent or representative of either Party;

(b)	was known by Recipient prior to disclosure by Discloser, as evidenced by written records maintained by the Recipient prior to disclosure of the information;

(c)

becomes known to Recipient after disclosure from a Third Party that has a right to make such disclosure and did not obtain such information in violation of the confidentiality provisions of this Section 7;

(d)	is independently developed or discovered by Recipient without use of Discloser’s Confidential Information, as evidenced by written records; and

(e)

is required by Law for disclosure. If the Law requires disclosure, Recipient will notify the other Party immediately, if and to the extent permitted by Law, will give such other Party time and opportunity to file appropriate motions to protect the confidentiality of such information.

7.4

Restrictions. This Section 7 shall survive for the Term of the A&R Agreement and for a period of [REDACTED: Time Period] thereafter (and indefinitely with respect to any individually identifiable health information disclosed by Institution to Company, if any). Each Party agrees that:

(a)	it will not use the other Party’s Confidential Information for any purpose other than the Purpose, including without limitation for its own benefit or the benefit of any Third Party; and

(b)

it will use reasonable efforts (but not less than the efforts used to protect its own confidential and/or proprietary information of a similar nature) not to disclose such Confidential Information to any Third Party, except as expressly permitted hereunder.

Recipient may, however, disclose Discloser’s Confidential Information only on a need to know basis to its and its Affiliates employees, staff members, and agents (“Receiving Individuals”) who are directly participating in the Purpose and who are informed of the

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confidential nature of such information, and to its attorneys, accountants and other professional advisors (the “Professional Recipients”) who are under an obligation to keep such Confidential Information confidential, provided that Recipient shall be responsible for compliance by the Receiving Individuals and the Professional Recipients with the terms of this A&R Agreement and any breach thereof.

7.5	Right to Disclose. Discloser represents that, to the best of its knowledge, it has the right to disclose to Recipient all of Discloser’s Confidential Information that will be disclosed hereunder.

7.6

Ownership. All Confidential Information disclosed pursuant to the A&R Agreement, including without limitation all written and tangible forms thereof, shall be and remain the property of the Discloser. Upon termination of the A&R Agreement, if requested by Discloser, Recipient shall return or destroy at Discloser’s discretion all of Discloser’s Confidential Information, provided however, that Recipient shall be entitled to keep one copy of such Confidential Information in a secure location solely for the purpose of determining Recipient’s legal obligations hereunder and provided, further, that Recipient shall be entitled to keep one copy of the Confidential Information as part of its information technology back-up procedures in the normal course of its business.

7.7

Press Releases and Permitted Disclosure. The Parties hereby acknowledge and agree that within [REDACTED: Time Period] following execution of this A&R Agreement, Company may issue the press release attached as Exhibit “D” without further consent from Institution. Institution shall not make any press release or public announcements (including scientific publications) regarding the terms of this Agreement and the Technological Information solely and exclusively related to the Label Expansion without the prior written consent of Company. Notwithstanding the terms of Section 7.3(e), Institution acknowledges that Company may have to file this Agreement with U.S. and Canadian securities regulatory authorities for the purposes of complying with its continuous disclosure obligations under securities laws.

8.  INDEMNIFICATION AND INSURANCE

8.1	Indemnification.

(a)

At Company’s sole expense, Company shall indemnify, defend and hold harmless Institution and its owners, members and Affiliates and their respective trustees, directors, officers, medical and professional staff, employees, students, and agents and their respective successors, heirs and assigns (the “Institution Indemnitees”), against any and all liability, damage, loss or expense (including reasonable attorney’s fees and expenses of litigation) (collectively, the “Losses”) incurred by or imposed upon the Institution Indemnitees or any one of them in connection with any Third Party claims, suits, actions, investigations, demands or judgments (collectively “Demands”) relating to or arising from, in whole or in part: (i) any theory of product liability (including, but not limited to, actions in the form of contract, tort, warranty, or strict liability) concerning the Product, Process, or service made, used or Sold or performed pursuant to any right or license granted under this A&R Agreement, or (ii) any claim by a Third Party that the Product, Process, or service made, used, or Sold or performed pursuant to any right or license granted under this A&R Agreement infringes any patent, copyright or trade secret, or (iii) Company breach of its obligations under Sections 2.2 and 8.2; except to the extent that Company can

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demonstrate by clear and convincing evidence that any Losses as described in clause (i), (ii), or (iii) hereof directly results from the gross negligence or intentional misconduct of Institution Indemnitees.

(b)

Company agrees, at its own expense, to provide attorneys reasonably acceptable to the Institution on behalf of the Institution Indemnitees to defend against any actions brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought; provided however, that any of the Institution Indemnitees shall have the right to retain its own counsel, at the expense of Company, if representation of such Institution Indemnitee by counsel retained by Company would be inappropriate because of conflict of interest of any such Institution Indemnitees and any other party represented by such counsel.

(c)

The indemnifying Party agrees to keep the indemnified Party informed of the progress in the defense and disposition of such claim and to consult with the indemnified Party prior to any proposed settlement.

8.2	Insurance.

(a)

Beginning at such time after Label Expansion when the Product or Process is being Sold, Company shall, at its sole cost and expense, procure and maintain policies of commercial general liability insurance in amounts not less than [REDACTED: Amount] per occurrence and [REDACTED: Amount] annual aggregate covering the obligations of Company under this Agreement, including contractual liability coverage for indemnification obligations under Section 8.1, if any, and shall maintain said insurance for the period that such Product or Process is being Sold. Such insurance shall include adequate tail coverage if the policy is on a claims-made basis.

(b)	Company shall contractually obligate any Sublicensees to the same insurance obligations as set forth for the Company in this Section 8.2.

9.  DISCLAIMER OF WARRANTIES;

LIMITATION OF LIABILITY

9.1

Title to Patent Rights. Institution represents to the best of its knowledge that Institution is the owner of the Proprietary Rights, free and clear by assignment from the inventors of the of the Proprietary Rights and has the authority to enter into this A&R Agreement, license the Proprietary Rights and Technological Information to Company hereunder. Institution has not licensed the Proprietary Rights to any other Third Party, and undertakes to respect Company’s license under this A&R Agreement, subject only to Institution’s rights under Section 2.3.

9.2

No Warranties. INSTITUTION MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, CONCERNING THE PATENT RIGHTS, PROPRIETARY RIGHTS, AND THE RIGHTS GRANTED HEREUNDER, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NONINFRINGEMENT, VALIDITY OF PATENT RIGHTS CLAIMS, WHETHER ISSUED OR PENDING, AND THE ABSENCE OF LATENT OR OTHER DEFECTS,

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WHETHER OR NOT DISCOVERABLE, AND HEREBY DISCLAIMS THE SAME. SPECIFICALLY, AND NOT TO LIMIT THE FOREGOING, INSTITUTION MAKES NO WARRANTY OR REPRESENTATION (i) REGARDING THE VALIDITY OR SCOPE OF ANY OF THE CLAIM(S), WHETHER ISSUED OR PENDING, OF ANY OF THE PATENT RIGHTS OR PROPRIETARY RIGHTS, AND (ii) THAT THE EXPLOITATION OF THE PATENT RIGHTS, PROPRIETARY RIGHTS, OR ANY PRODUCT OR PROCESS WILL NOT INFRINGE ANY PATENTS OF ANY THIRD PARTY OR OTHER INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

9.3

Limitation of Liability. IN NO EVENT SHALL INSTITUTION OR ANY OF THEIR AFFILIATES OR ANY OF THEIR RESPECTIVE TRUSTEES, DIRECTORS, OFFICERS, MEDICAL OR PROFESSIONAL STAFF, EMPLOYEES, STUDENTS, VOLUNTEERS, AND AGENTS BE LIABLE TO COMPANY OR ANY OF ITS AFFILIATES, SUBLICENSEES OR DISTRIBUTORS FOR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND ARISING IN ANY WAY OUT OF THIS A&R AGREEMENT OR THE LICENSE OR RIGHTS GRANTED HEREUNDER, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, INCLUDING WITHOUT LIMITATION ECONOMIC DAMAGES OR INJURY TO PROPERTY OR LOST PROFITS, REGARDLESS OF WHETHER INSTITUTION SHALL BE ADVISED, SHALL HAVE OTHER REASON TO KNOW, OR IN FACT SHALL KNOW OF THE POSSIBILITY OF THE FOREGOING.

10. TERM AND TERMINATION

10.1	Term. The term of this A&R Agreement shall commence on the Effective Date and shall remain in effect until the later of:

(a)	The date on which all issued patents and filed patent applications within the Patent Rights have expired or been abandoned; and

(b)	One (1) year after the last Sale for which a royalty is due under Section 3.2;

Unless this A&R Agreement is terminated earlier in accordance with any of the other provisions of this Section 10.

10.2

Termination for Failure to Pay by Company. If Company fails to make any payments due hereunder, Institution shall have the right to terminate this A&R Agreement upon [REDACTED: Time Period] written notice, unless Company makes such payments plus any interest due, as set forth in Section 3.4, within said [REDACTED: Time Period] period.

10.3

Termination for Termination of Consulting Agreement. In the event that the Consulting Agreement is terminated prior to November 30, 2023, Company may also terminate this A&R Agreement in parallel and effective upon termination of the Consulting Agreement. If the Consulting Agreement is terminated after November 23, 2023, or if the Initial Term is extended beyond November 30, 2023, then Company shall not have the right to terminate this A&R Agreement solely for termination of the Consulting Agreement.

10.4

Termination for Failure to Provide Technological Information. In the event that Institution, through its Principal Investigator, fails to provide the Technological Information that is necessary for Company to conduct the Pivotal Clinical Trial seeking

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Label Expansion, Company may, upon giving [REDACTED: Time Period] written notice, terminate this A&R Agreement for such breach by Institution, provided Institution shall not have cured such breach within the aforementioned [REDACTED: Time Period] period. Company’s ability to terminate the A&R Agreement pursuant to this Section 10.4 shall expire upon the earlier of: (i) achievement of Label Expansion of the Product or (ii) on December 31, 2023.

10.5

Termination for Lack of Label Expansion. Company shall seek Label Expansion of the Product by submitting a supplemental new drug application (or the equivalent thereof) to the FDA or EMA in accordance with Section 7.7. Label Expansion of the Product will be deemed to have occurred upon the first approval of such supplemental new drug application (or the equivalent thereof) by either the FDA or EMA, as applicable. If Company has sought Label Expansion of the Product by submitting a supplemental new drug application (or the equivalent thereof) to either of the FDA or EMA and (i) has not achieved Label Expansion of the Product, and (ii) is not seeking, and does not plan to seek, an appeal of such decision by either the FDA or EMA, then Company may terminate this A&R Agreement pursuant to Section 10.4 by providing [REDACTED: Time Period] written notice to Institution. In the event that Company, its Affiliate, or Sublicensee subsequently seeks an appeal of such decision regarding Label Expansion of the Product by the FDA or EMA, then termination of the A&R Agreement pursuant to this Section 10.5 shall be null and void and the A&R Agreement shall remain in full force and effect unless terminated by Company or Institution pursuant to another provision in Section 10.

10.6

Termination for Insolvency. Institution may terminate this A&R Agreement immediately upon written notice if Company shall become insolvent, shall make an assignment for the benefit of its creditors, or shall have a successful petition in bankruptcy filed for or against it.

10.7

Effect of Termination on Sublicenses. Any sublicenses granted by Company under this A&R Agreement shall provide for termination or assignment to Institution of Company’s interest therein, at the option of Institution, upon termination of this A&R Agreement or upon termination of any license hereunder under which such sublicense has been granted

10.8

Effects of Termination of A&R Agreement. Upon termination of this A&R Agreement or any of the licenses hereunder for any reason, Company shall cease, and shall cause its Affiliates and Sublicensees to cease, to use the Patent Rights licensed hereunder, or those Proprietary Rights pertaining to a terminated license, as the case may be.

10.9

Inventory. Upon early termination of this A&R Agreement other than for Company default, Company, Company Affiliates and Sublicensees may complete and sell any work-in-progress and inventory of Products that exist as of the effective date of termination provided that (i) Company pays Institution the applicable running royalty or other amounts due on such Net Sales in accordance with the terms and conditions of this A&R Agreement, and (ii) Company, Company Affiliates and Sublicensees shall complete and sell the inventory of Products within [REDACTED: Time Period] after the effective date of termination. Upon expiration of this A&R Agreement, Company shall pay to Institution the royalties set forth in Section 3.2 for Sales of any Product that was in inventory on the date of expiration of the Agreement.

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11. COMPLIANCE WITH LAW

11.1

Compliance. Company shall have the sole obligation for compliance with, and shall ensure that any Affiliates and Sublicensees comply with, all Laws that relate to Products and Processes, including, but not limited to, those of the FDA, and any applicable Laws and regulations of any other country in the License Territory where the Product benefitting from the Label Expansion is Sold. Company agrees that it shall be solely responsible for obtaining any necessary licenses to export, re-export, or import Products or Processes or materials covered by Patent Rights or Confidential Information.

12. MISCELLANEOUS

12.1

Entire Agreement. This A&R Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof and replaces and supersedes the Original Agreement, but for greater certainty, does not replace and supersede the MTA.

12.2

Notices. Any written notices, reports, waivers, correspondences or other communications required under or pertaining to this A&R Agreement, and including all payments required hereunder, shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed to the other Party, as follows:

If to Institution: [REDACTED: Address] If to Company: [REDACTED: Address] With a copy to: [REDACTED: Addressee]

Notices and payments shall be considered timely if such notices are received on or before the established deadline date or sent on or before the deadline date as verifiable by legibly dated U.S. Postal Service postmark or dated receipt from a commercial carrier. Notices shall be deemed given on the date received if delivered as indicated by the carrier receipt if sent to the addressees set forth above.

12.3

Amendment; Waiver. This A&R Agreement may be amended and any of its terms or conditions may be waived only by a written instrument executed by an authorized signatory of the Parties or, in the case of a waiver, by the Party waiving compliance. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same. No waiver by either Party of any condition of term shall be deemed as a further or continuing waiver of such condition or term or of any other condition or term.

12.4	Binding Effect. This A&R Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties hereto and their respective permitted successors and

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assigns.

12.5

Assignment. Company shall be entitled to assign this A&R Agreement or any of its rights or obligations under this Agreement without the prior written consent of Institution in the context of a bona fide corporate reorganization, corporate arrangement, amalgamation, merger, take-over or in the context of the sale of all or substantially all of its assets. Any successor, purchaser, or resulting merged entity shall agree in writing to be bound by all of the terms and conditions hereof prior or concurrently to such assignment. Company shall notify Institution in writing of any such assignment and provide a copy of all assignment documents to Institution within [REDACTED: Time Period] after such assignment. Failure of an assignee to agree to be bound by the terms hereof or failure of Company to notify Institution and provide copies of assignment documentation shall be grounds for termination of this A&R Agreement for default. Further, neither any rights granted under this A&R Agreement nor any sublicense may be assigned by any Sublicensee without the prior written consent of Institution.

12.6

Force Majeure. Neither Party shall be responsible for delays resulting from causes beyond the reasonable control of such Party, including without limitation fire, explosion, flood, war, sabotage, strike or riot, provided that the nonperforming Party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this A&R Agreement with reasonable dispatch whenever such causes are removed.

12.7

Use of Name. Neither Party shall use the name of the other Party or of any trustee, director, officer, staff member, employee, student or agent of the other Party or any adaptation thereof in any advertising, promotional or sales literature, publicity or in any document employed to obtain funds or financing without the prior written approval of the Party or individual whose name is to be used. For Institution, such approval shall be obtained from Institution’s Public Affairs Office.

12.8

Governing Law. This A&R Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York, excluding any conflict of laws principles, except that questions affecting the construction and effect of any patent shall be determined by the law of the country in which the patent shall have been granted.

12.9

Severability. If any provision(s) of this A&R Agreement are or become invalid, are ruled illegal by any court of competent jurisdiction or are deemed unenforceable under then current applicable law from time to time in effect during the term hereof, it is the intention of the Parties that the remainder of this A&R Agreement shall not be effected thereby. It is further the intention of the Parties that in lieu of each such provision which is invalid, illegal or unenforceable, there be substituted or added as part of this A&R Agreement a provision which shall be as similar as possible in economic and business objectives as intended by the Parties to such invalid, illegal or enforceable provision, but shall be valid, legal and enforceable.

12.10

Survival. Company’s obligations to pay all monies due and owed to Institution under this A&R Agreement shall survive the termination or expiration of this A&R Agreement. In addition to any specific survival references in this A&R Agreement, Sections 1, 4.2, 4.3, 8.1, 8.2, 10.6, 10.7, 10.8, 12.7, 12.8, 12.9 and 12.11 shall also survive termination or expiration of this A&R Agreement upon the term contained therein, failing which they

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shall survive for an indefinite period.

12.11

Interpretation. The Parties hereto are sophisticated, have had the opportunity to consult legal counsel with respect to this transaction and hereby waive any presumptions of any statutory or common law rule relating to the interpretation of contracts against the drafter.

12.12	Headings. All headings are for convenience only and shall not affect the meaning of any provision of this A&R Agreement.

12.13

Counterparts. For the convenience of the Parties, this A&R Agreement may be executed electronically by email or facsimile transmission of signature pages, and in counterparts, each of which shall be deemed to be an original, and both of which taken together, shall constitute on agreement binding on both Parties.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the Parties have caused this A&R Agreement to be executed by their duly authorized representatives as of the Effective Date.

THERATECHNOLOGIES INC.		THE GENERAL HOSPITAL CORPORATION

By:	(signed) Luc Tanguay	By:	(signed) Jeannette Fiala
Name:	Luc Tanguay	Name:	Jeannette Fiala, PhD
Title:	President and Chief Executive Officer	Title:	Associate Director, Licensing
Date:	February 3, 2020	Date:	February 3, 2020

By:	(signed) Christian Marsolais
Name:	Christian Marsolais
Title:	Senior Vice President and Chief Medical Officer
Date:	February 3, 2020

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EXHIBIT “A”

Patent Rights

[REDACTED: List of Patents/Patent Applications]

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EXHIBIT “B”

Technological Information

[REDACTED: Description of Technological Information]

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EXHIBIT “C”

Sales Report

[REDACTED: Form of Sales Report]

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EXHIBIT “D”

Press Release

[REDACTED: Form of Press Release]